Objective

•        The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

•        The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody’s. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB, or lower, by Moody’s/S&P.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

GENERAL INFORMATION
Net Asset Value Per Share	$12.51
Total Net Assets (billions)	$15.9
30-Day SEC Yield(a)	5.53%
2007 Expense Ratio	0. 44%
2007 Portfolio Turnover Rate	27%
Fund Inception	1 989
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years, and by the Investment Policy Committee, whose 12 members’ (for fixed income decisions) average tenure is 21 years.

PORTFOLIO CHARACTERISTICS	Fund	LBAG
Number of Fixed Income Securities	471	9193
Effective Maturity (years)	6.2	7.1
Effective Duration (years)	3.8	4.4

FIVE LARGEST CORPORATE ISSUERS (c)	Fund
GMAC, LLC	2.8%
Ford Motor Credit Co.	2.7
Time Warner, Inc.	2.2
HCA, Inc.	2.2
Comcast Corp.	1.6

CREDIT QUALITY (d)	Fund	LBAG
U.S. Government & Government Related	59.0%	70.6%
Aaa	2.3	8.6
Aa	6.9	5.3
A	5.6	8.2
Baa	11.9	7.3
Ba	4.7	0.0
B	3.2	0.0
Caa	2.1	0.0
Cash Equivalents	4.3	0.0
Average Quality	Aa2	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	LBAG
U.S. Treasury & Government Related	11.7%	32.0%
Mortgage-Related Securities	47.4	38.6
Asset-Backed Securities/CMBS(b)	2.0	6.5
Corporate	34.6	19.6
Non-Corporate Yankee	0.0	3.3
Cash Equivalents	4.3	0.0

MATURITY DIVERSIFICATION	Fund	LBAG
0-1 Years to Maturity	10.3%	0.0%
1-5	48.9	45.8
5-10	29.4	42.7
10-15	1.5	3.0
15-20	1.0	2.3
20-25	6.7	2.6
25 and Over	2.2	3.6

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return1

For periods ended December 31, 2007	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	4.68%	3.98%	4.31%	6.00%
LBAG Index	6.96	4.56	4.42	5.97

The Dodge & Cox Income Fund had a total return of 1.3% for the fourth quarter of 2007, compared to 3.0% for the Lehman Brothers Aggregate Bond Index (LBAG). The Fund had a total return of 4.7% for 2007, compared to 7.0% for the LBAG. At year end, the Fund had net assets of $15.9 billion with a cash position of 4.3%.

FOURTH QUARTER MARKET COMMENTARY

The fallout from the subprime mortgage and housing market turmoil intensified during the fourth quarter. Reported delinquencies on subprime mortgages rose further, numerous large financial institutions announced billions of dollars of “write-downs” in anticipation of expected losses on subprime mortgage-related assets, and home prices declined. There is rising concern that these factors, coupled with generally tighter credit conditions, could derail the modestly expanding U.S. economy. With this backdrop, investors sought the safety and liquidity of U.S. Treasuries; during the quarter, the 10-year U.S. Treasury rose over $4 in price and its yield fell below 4%, its lowest level in over three years. In contrast, the prices of Corporate and Mortgage securities lagged, leading to significantly higher yield premiums. Corporate bond yield premiums rose to levels last seen in 2002, while Government Sponsored Enterprise (GSE) guaranteed Mortgage-Backed Securities (MBS) yield premiums rose to levels last seen in 2001. These changes resulted in substantial underperformance by these sectors compared to similar duration Treasuries; the Lehman Treasury Index returned 4.0% for the quarter, while the Lehman Corporate Index returned 2.0% and the Lehman MBS Index (100% GSE-guaranteed collateral) returned 3.1%.

The Federal Reserve provided assurances that it would take action as necessary to stabilize financial markets and address further potential economic deterioration despite indications of higher inflation. During the quarter, the Fed provided liquidity through open market operations and also lowered the target Federal Funds and discount rates twice (by 25 basis points2 each time) to 4.25% and 4.75% respectively. Headline and core (ex-food and energy) inflation figures (CPI) were 4.3% and 2.3% respectively, versus 2.0% and 2.6% one year ago. Inflationary concerns include the weak U.S. dollar (which reached new lows versus the Euro and a 25-year low versus the British pound) and record-high prices of many commodities (such as $98/barrel oil prices and a 27 year-high in gold prices at $840/oz).

FOURTH QUARTER PERFORMANCE REVIEW

The Fund underperformed the LBAG by 1.7% for the quarter, influenced by the following factors.

•

The Fund’s significant overweights of Corporates and MBS (16% and 8% greater than the LBAG, respectively, at the beginning of the quarter) and corresponding underweight of U.S. Treasuries (14% less than the LBAG at the beginning of the quarter) detracted meaningfully from relative returns given that the Treasury sector outperformed all others during the quarter.

•

Several of the Fund’s Corporate holdings performed poorly: in particular GMAC, Dillard’s and Ford Motor Credit, as well as financial holdings JP Morgan, Bank of America, Capital One and Kaupthing Bank. This was offset somewhat by good performance from disability insurer Unum Group and railroad companies Norfolk Southern and Union Pacific.

•	Despite our focus on high quality, GSE-guaranteed MBS in the Fund, these securities underperformed similar maturity Treasury securities during the quarter.

•

The Fund’s shorter relative duration[3] positioning (4.1 years versus 4.6 years for the LBAG at the beginning of the quarter) detracted from relative returns as Treasury yields declined by 40-90 basis points (depending on maturity).

•	The Fund’s nominal yield advantage added to relative returns as it resulted in a higher income stream than the LBAG.

2007 PERFORMANCE REVIEW

The Fund underperformed the LBAG by 2.3% for the year. While the Fund has no direct subprime MBS exposure, the spillover effect of the subprime turmoil into the Corporate and GSE-guaranteed MBS sectors was the primary cause of the Fund’s underperformance for the year. The Treasury sector outperformed all other major sectors of the U.S. bond market in 2007; in contrast, both the Lehman Corporate Index and the Lehman MBS Index registered their worst-ever annual returns relative to Treasuries since inception of the Fund. The Lehman Treasury Index returned 9.0% for the year, while the Lehman Corporate Index returned 4.6% and the Lehman MBS Index returned 6.9%.

The Fund’s overweights of Corporates and MBS (and corresponding Treasury sector underweight) detracted significantly from relative returns for the year. In addition, several of the Fund’s non-investment grade holdings performed poorly (e.g., GMAC, Ford Motor Credit and Dillard’s), as did certain financial holdings (e.g., Kaupthing Bank, JP Morgan, HSBC and Bank of America). Finally, the Fund targeted a shorter relative duration than the LBAG throughout 2007, a positioning largely achieved by holding much shorter Treasury securities than the LBAG. This strategy meant that the Fund’s U.S. Treasury holdings participated to a much smaller degree than the LBAG’s Treasury holdings in the strong Treasury rally that occurred during the year.

INVESTMENT STRATEGY

Our investment approach is characterized by a three-to-five year investment horizon, independent research of the fundamental and structural properties of each investment, and a focus on the income component of total return. This approach typically leads us to overweight the higher-yielding Corporate and Mortgage-Backed sectors of bond market. Importantly, the current environment offers very attractive pricing of many securities within these sectors.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2008

[1]

The LBAG is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.

[2]	One basis point is equal to 1/100th of 1%.

[3]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

12/07 IF FS

Objective	• The Fund seeks long-term growth of principal and income.

Strategy

•        The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION
Net Asset Value Per Share	$46.02
Total Net Assets (billions)	$53.5
2007 Expense Ratio	0.65%
2007 Portfolio Turnover Rate	16%
30-Day SEC Yield(a)	1.62%
Fund Inception Date	2001
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years.

PORTFOLIO CHARACTERISTICS	Fund	MSCI EAFE
Number of Stocks	97	1,211
Median Market Capitalization (billions)	$17	$6
Weighted Average Market Capitalization (billions)	$68	$64
Price-to-Earnings Ratio(b)	12.5x	12.9x
Countries Represented	25	21
Emerging Markets (Brazil, Indonesia, Israel, Mexico, South Africa, South Korea, Taiwan, Thailand, Turkey)	15.5%	0.0%

TEN LARGEST HOLDINGS( c)	Fund
Novartis AG (Switzerland)	2.9%
Sanofi-Aventis (France)	2.8
Matsushita Electric Industrial Co., Ltd. (Japan)	2.6
HSBC Holdings PLC (United Kingdom)	2.5
Bayer AG (Germany)	2.3
GlaxoSmithKline PLC (United Kingdom)	2.3
Mitsubishi UFJ Financial Group (Japan)	2.3
Lafarge SA (France)	2.3
Royal Dutch Shell PLC (United Kingdom)	2.1
Hitachi, Ltd. (Japan)	2.1

ASSET ALLOCATION

Stocks: 96.7%

Cash Equivalent: 3.3%

REGION DIVERSIFICATION	Fund	MSCI EAFE
Europe (excluding United Kingdom)	39.0%	47.7%
Japan	20.5	19.9
United Kingdom	13.7	22.2
Pacific (excluding Japan)	6.4	10.2
Latin America	6.2	0.0
United States	6.1	0.0
Africa	2.9	0.0
Canada	1.0	0.0
Middle East	0.9	0.0

SECTOR DIVERSIFICATION	Fund	MSCI EAFE
Financials	24.7%	26.9%
Consumer Discretionary	14.0	10.8
Information Technology	11.5	5.5
Materials	11.2	9.9
Industrials	9.5	12.1
Health Care	8.7	6.3
Energy	8.5	7.9
Consumer Staples	4.8	8.5
Telecommunication Services	3.4	6.2
Utilities	0.4	5.9

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

Average Annual Total Return*

For periods ended December 31, 2007	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	11.71%	18.63%	27.00%	15.86%
MSCI EAFE Index	11.18	16.84	21.59	10.12

The Dodge & Cox International Stock Fund had a total return of negative 0.6% for the fourth quarter of 2007, compared to a negative 1.8% total return for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. The Fund had a total return of 11.7% for 2007, compared to a total return of 11.2% for the MSCI EAFE. At year end, the Fund had net assets of $53.5 billion with a cash position of 3.3%.

FOURTH QUARTER PERFORMANCE REVIEW

The Fund outperformed the MSCI EAFE by 1.2% for the quarter. Key contributors to relative performance are listed below.

•	Investments in Japan (up 1%) outperformed the MSCI EAFE Japan region (down 6%). In particular, Sony (up 15%), Hitachi (up 12%) and Matsushita (up 11%) helped performance.

•

Strong returns from the Fund’s holdings in the Materials sector (up 5% compared to down 4% for the MSCI EAFE Materials sector) helped performance. Notable performers included Lafarge (up 18%) and Bayer (up 15%).

The following factors were key detractors from relative performance.

•

The Fund’s overweight position (12% versus 6% at year end) in the Information Technology sector hurt performance, as both the Fund and the MSCI EAFE sector were down 8%. Weak performers included Infineon Technologies (down 31%) and Motorola (down 13%).

•

The Fund’s underweight position (less than 1% versus 6% at year end) in the Utilities sector and its only Utility holding in Centrica (down 8% compared to up 8% for the MSCI EAFE Utilities sector) hurt relative and absolute performance.

•	Swiss Reinsurance (down 20%), Millea Holdings (down 16%) and Cemex (down 14%) also had poor returns.

2007 PERFORMANCE REVIEW

Key contributors to relative performance are listed below.

•	Investments in the Energy sector (up 44%) outperformed the MSCI EAFE Energy sector (up 22%). Strong performers included Petrobras (up 114%) and Schlumberger (up 57%).

•

The Fund’s relative performance was aided by its underweight of the Financials sector (25% versus 27% at year end) and its stock selection (down 1% versus down 2%). Strong performers included Standard Chartered (up 29%), Kasikornbank (up 56%) and Standard Bank Group (up 13%).

•

The Fund was overweight in the Information Technology sector (12% versus 6% at year end) and owned better performing securities (up 15% compared to 7% for the MSCI EAFE Information Technology sector). Notable performers included Nokia (up 93%) and LG.Philips (up 81%).

The following factors were key detractors from relative performance.

•

The Fund’s underweight positions in the Utilities sector (less than 1% versus 6% at year end) and Metals & Mining sub-sector (2% versus 5% at year end) hurt performance. For the MSCI EAFE, the Utilities sector was up 24% and the Metals & Mining industry was up 45%. These were among the best performing areas of the market and the Fund’s underweight positions negatively impacted relative results.

•	Weak performers included: Royal Bank of Scotland (down 29%), Shinsei Bank (down 37%), Mitsubishi Tokyo UFJ (down 25%), Aderans (down 35%), Mediceo (down 21%) and Toto (down 20%).

INVESTMENT STRATEGY

Over the past year, there was a sharp divergence of performance in the market. Shares of companies exposed to the financial markets, U.S. housing market and Japan declined significantly. Companies exposed to China, India and commodities appreciated.

Although we increased the Fund’s positions in a number of its holdings (including a number in Japan), a particular area of focus for the Fund has been the Financial sector in light of sharply lower share prices and significant pessimism about asset quality. We initiated a position in Unicredito Italiano, one of the largest banks in Europe with an exciting franchise in Emerging Europe, in the fourth quarter.

In the developing world, we are optimistic about the prospect of five billion people, especially in China and India, becoming more integrated into the global economy. We continue to look for investments leveraged to this opportunity, but will not invest if fundamentals (including governance) and valuations are not attractive. Two positions we initiated this year tied to the developing world are Telefonica, the Spanish telecom with substantial assets in Latin America, and PT Telekom, a fixed and wireless operator in Indonesia.

CURRENCY HEDGING COMMENTARY

Recently, we decided to hedge a portion of the Fund’s exposure to the Euro and the Pound Sterling using forward currency contracts. We recognize that this is a new step for the Fund, and assure you that it is not one we undertake lightly. In making this decision, we applied the same framework that we use for any other investment for the Fund: a careful review of valuation in relation to long-term fundamentals; a thorough discussion covering the potential risks and benefits; a decision reached after input from many members of our team; and gradual implementation.

As investors in equities around the world, we strive to generate attractive long-term returns in U.S. dollars because our shareholders are U.S. dollar-based investors. Since the May 1, 2001 inception of the Fund, the decline in the value of the U.S. dollar relative to other currencies has been significant contributor to the returns of a U.S. dollar-based investor in foreign securities.

As certain currencies have risen relative to the U.S. dollar, benefiting the Fund’s past returns, we have grown more concerned about the possibility of a reversal of this trend and the negative effect this could have on the Fund’s future returns. We are especially concerned about the potential for the Euro and Pound Sterling to depreciate against the U.S. dollar. These currencies caught our attention in view of how overvalued they both appear to be based on fundamental measures of “fair value,” such as purchasing power parity. We deemed the overvaluation sufficiently large that we sought to mitigate the potential impact on long-term returns by hedging a portion of the Fund’s exposure. We continue to find attractive long-term investment opportunities in individual companies which are predominantly Euro and Pound Sterling-centric businesses and do not want to forgo these investments because of exchange rate concerns. Hedging these currencies enables us to maintain our investment flexibility and focus on fundamental company research.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2008

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

12/07 ISF FS

Objective Strategy	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

•        The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION
Net Asset Value Per Share	$138.26
Total Net Assets (billions)	$63.3
2007 Expense Ratio	0. 52%
2007 Portfolio Turnover Rate	27%
30-Day SEC Yield(a)	1.33%
Fund Inception	1965
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years.

PORTFOLIO CHARACTERISTICS	Fund	S&P 500
Number of Stocks	85	500
Median Market Capitalization (billions)	$26	$13
Weighted Average Market
Capitalization (billions)	$78	$109
Price-to-Earnings Ratio(b)	12.9x	16.3x
Foreign Stocks(c)	19.2%	0.0%

TEN LARGEST HOLDINGS( d)	Fund
Hewlett-Packard Co.	4.4%
Comcast Corp.	4.0
Wal-Mart Stores, Inc.	3.4
Wachovia Corp.	3.3
Sanofi-Aventis (France)	3.1
Sony Corp. (Japan)	3.0
News Corp.	3.0
Motorola, Inc.	3.0
Matsushita Electric Industrial Co., Ltd. (Japan)	2.9
Chevron Corp.	2.8

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	S&P 500
Consumer Discretionary	21.6%	8.5%
Health Care	20.8	12.0
Information Technology	16.2	16.7
Financials	14.4	17.7
Energy	10.0	12.9
Industrials	6.1	11.5
Consumer Staples	4.4	10.2
Materials	3.8	3.3
Telecommunication Services	1.4	3.6
Utilities	0.0	3.6

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c)	Foreign stocks are U.S. dollar-denominated.

(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

Average Annual Total Return*

For periods ended December 31, 2007	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	0.14%	9.09%	15.41%	11.43%	14.18%
S&P 500 Index	5.51	8.62	12.82	5.91	11.81

The Dodge & Cox Stock Fund had a total return of negative 4.8% for the fourth quarter of 2007, compared to a negative 3.3% total return for the S&P 500 Index (S&P 500). The Fund had a total return of 0.1% for 2007, compared to a total return of 5.5% for the S&P 500. The performance shortfall versus the S&P 500 occurred entirely in the second half of the year. At year end, the Fund had net assets of $63.3 billion with a cash position of 1.3%.

FOURTH QUARTER PERFORMANCE REVIEW

The Fund underperformed the S&P 500 by 1.5% for the quarter. Key detractors from relative performance are listed below.

•

Weak relative returns from the Fund’s Information Technology holdings, which declined 3% in comparison to a flat return for those in the S&P 500, detracted from results. Motorola (down 13%), eBay (down 15%) and Computer Sciences (down 12%) were notable detractors.

•

Despite a positive return, the Fund’s Energy holdings (up 1%) lagged the S&P 500 sector’s return (up 5%). Oil service companies Baker Hughes (down 10%) and Schlumberger (down 6%) were the weakest performers.

•	The Fund had no holdings in the Utilities sector, which was the strongest overall sector of the S&P 500 (up 8%).

•

Other significant detractors included: Financials holdings Capital One Financial (down 29%), Wachovia (down 23%) and Citigroup (down 36%), as well as Sprint Nextel (down 31%), Comcast (down 24%) and FedEx (down 15%). A small holding, SLM Corp., declined 59% after a buyout group’s acquisition offer was withdrawn and the company lowered earnings guidance.

The following factors were key contributors to relative performance.

•

Although the Consumer Discretionary holdings in the Fund declined 4%, they significantly outperformed the S&P 500 sector’s larger 10% decline. Within this sector, consumer electronics companies Sony (up 13%) and Matsushita Electric (up 10%) were the largest contributors.

•

A significantly higher weighting in the Health Care sector relative to the S&P 500 sector (21% versus 12% at year end) was a positive factor, given its outperformance. WellPoint (up 11%) and Sanofi-Aventis (up 7%) were notable contributors.

•	Other positive contributors included: Wal-Mart Stores (up 9%), Occidental Petroleum (up 21%), Union Pacific (up 12%), and McDonald’s (up 11%).

2007 PERFORMANCE REVIEW

The Fund underperformed the S&P 500 by 5.4% for the year, primarily due to weak performance in the second half. Key detractors from relative performance are listed below.

•

Similar to the fourth quarter, relative returns from the Fund’s Information Technology holdings hindered performance. Specifically, the Fund’s technology holdings were up only 4%, compared to 17% for the S&P 500 sector. Several high valuation large technology companies (e.g., Apple and Google) not held in the Fund performed very well in 2007. In contrast, lower valuation Fund holdings such as Motorola (down 21%) and EDS (down 24%) lagged.

•

Weak relative returns in the Health Care sector (the Fund’s holdings were flat while the S&P 500’s holdings were up 7%), in combination with a higher sector weighting than the S&P 500 (21% versus 12% at year end) detracted from results. Boston Scientific (down 20% from date of purchase), Cardinal Health (down 10%) and Pfizer (down 8%) were notably weak.

•

The Fund’s holdings in the Industrials sector (up 2%) also lagged the respective S&P 500 sector (up 12%). FedEx (down 18%) and Masco (down 25%) were the Fund’s two weakest performers in this sector. Several large defense contractors (e.g., General Dynamics) not held in the Fund were strong performers.

•	Other significant detractors included: Comcast (down 35%), Time Warner (down 23%), Interpublic Group (down 34%), Macy’s (down 31%) and Sprint Nextel (down 30%).

The following factors were key contributors to relative performance.

•

A significantly lower weighting in the Financials sector than the S&P 500 (14% versus 18% at year end) helped, since it was the weakest overall sector of the market. However, the Fund’s holdings in Capital One Financial (down 38%), Wachovia (down 30%) and Citigroup (down 45%) were all buffeted by financial turbulence related to subprime mortgages and other credit market issues.

•

Other significant individual contributors included: Energy holdings Chevron (up 31%), Occidental Petroleum (up 60%) and Schlumberger (up 57%), as well as, Hewlett-Packard (up 23%), Sony (up 27%), McDonald’s (up 36%) and Union Pacific (up 38%).

INVESTMENT STRATEGY

While widely reported credit market difficulties may put a damper on the economy in the near term, we remain optimistic about long-term global economic growth. In addition, equity valuations are not high in relation to current earnings and cash flow. For example, the Fund’s trailing price-to-earnings ratio is now only 14.5. As we discussed in the Fund’s Third Quarter Report, periods of heightened market volatility often provide long-term investment opportunity. During such periods, we are guided by our investment compass: investing with a long-term time horizon, using our strict valuation discipline and focusing intensely on individual company analysis. This fundamental approach has served Fund shareholders well over many market cycles. As always, we continue to encourage you to have a long-term investment perspective.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2008

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

12/07 SF FS

Objective	• The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.
Strategy

•        The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION
Net Asset Value Per Share	$81.00
Total Net Assets (billions)	$26.9
30-Day SEC Yield(a)	2.83%
2007 Expense Ratio	0. 53%
2007 Portfolio Turnover Rate	27%
Fund Inception	1931
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 18 years.

STOCK PORTFOLIO (65.9%)	Fund
Number of Stocks	85
Median Market Capitalization (billions)	$26
Price-to-Earnings Ratio (b)	12.9x
Foreign Stocks(c)	12.7%

SECTOR DIVERSIFICATION (FIVE LARGEST)
Consumer Discretionary	14 .4%
Health Care	13 .6
Information Technology	10 .9
Financials	9 .7
Energy	6 .6

TEN LARGEST HOLDINGS(d)
Hewlett-Packard Co.	3 .0%
Comcast Corp.	2 .7
Wal-Mart Stores, Inc.	2 .2
Wachovia Corp.	2 .2
Sony Corp. (Japan)	1.9
Sanofi-Aventis (France)	1.9
Matsushita Electric Industrial Co., Ltd. (Japan)	1.9
News Corp.	1.9
Motorola, Inc.	1.9
Chevron Corp.	1.8

ASSET ALLOCATION

FIXED INCOME PORTFOLIO (33.0%)	Fund
Number of Fixed Income Securities	332
Effective Maturity	6.7 years
Effective Duration	4.0 years

SECTOR DIVERSIFICATION
U.S. Treasury & Government Related	2.2%
Mortgage-Related Securities	16.2
Asset-Backed Securities	0.8
Corporate	13.8

CREDIT QUALITY( e)
U.S. Government & Government Related	18.4%
Aaa	1.5
Aa	2.8
A	2.0
Baa	4.4
Ba	2.0
B	1.1
Caa	0.8
Average Quality	Aa3

CORPORATE ISSUERS (FIVE LARGEST)(d)
GMAC, LLC	1.4%
Ford Motor Credit Co.	0.9
Wachovia	0.8
HCA, Inc.	0.8
Time Warner, Inc.	0.8

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(c)	Foreign stocks are U.S. dollar-denominated.

(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return1

For periods ended December 31, 2007	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	1.74%	7.28%	11.72%	9.85%	12.18%
Combined Index	6.22	7.07	9.50	6.26	10.33

The Dodge & Cox Balanced Fund had a total return of negative 2.8% for the fourth quarter of 2007, compared to a negative 0.8% total return for the Combined Index. The Fund had a total return of 1.7% for 2007, compared to a total return of 6.2% for the Combined Index. At year end, the Fund’s net assets of $26.9 billion were invested in 65.9% stocks, 33.0% fixed income securities and 1.1% cash equivalents.

FOURTH QUARTER PERFORMANCE REVIEW

The Fund’s weak performance compared to the Combined Index resulted from poor relative performance from both the equity and fixed income portfolios. In addition, the Fund held a greater proportion of equities than the Combined Index, which detracted from performance given the weak fourth quarter performance of equities.

EQUITY PORTFOLIO

Key detractors from performance compared to the Standard & Poor’s 500 Index (S&P 500) are listed below.

•

The equity portfolio’s Information Technology holdings, including Motorola (down 13%), eBay (down 15%) and Computer Sciences (down 12%), underperformed the S&P 500’s Information Technology sector’s flat return.

•

Despite a positive return, the equity portfolio’s Energy holdings (up 1%) lagged the S&P 500 sector’s return (up 5%). Oil service companies Baker Hughes (down 10%) and Schlumberger (down 6%) were the weakest performers.

•	The equity portfolio had no holdings in the Utilities sector, the strongest overall sector of the S&P 500 (up 8%).

•	Individual detractors included: Comcast (down 24%), Capital One Financial (down 29%), Wachovia (down 23%) and Sprint Nextel (down 31%).

Key contributors to relative performance are listed below.

•

Although the equity portfolio’s Consumer Discretionary holdings declined in value (down 4%), they significantly outperformed the S&P 500 sector’s 10% decline. Within this sector, consumer electronics companies Sony (up 13%) and Matsushita Electric (up 10%) were the largest contributors.

•	Other positive contributors included: Wal-Mart Stores (up 9%), Occidental Petroleum (up 21%), Union Pacific (up 12%) and McDonald’s (up 11%).

FIXED INCOME PORTFOLIO

Key detractors from performance compared to the Lehman Brothers Aggregate Bond Index (LBAG) are listed below.

•

The fixed income portfolio had a significant overweight position in Corporates, which substantially underperformed U.S. Treasuries. In addition, several of the fixed income portfolio’s corporate holdings, specifically GMAC, Dillard’s and Ford Motor Credit, as well as financial holdings JP Morgan, Bank of America, Capital One and Kaupthing Bank, performed relatively poorly.

•

The fixed income portfolio targeted a shorter relative duration[2] than the LBAG, a positioning largely achieved by holding much shorter Treasury securities than the LBAG. This strategy meant that the fixed income portfolio’s U.S. Treasury holdings participated to a much smaller degree in the strong Treasury rally than the LBAG’s Treasury holdings.

The key contributor to performance was the fixed income portfolio’s nominal yield advantage, which resulted in a higher income stream than the LBAG.

2007 PERFORMANCE REVIEW

Similar to the fourth quarter, the Fund’s weak 2007 performance compared to the Combined Index resulted from poor relative performance from both the equity and fixed income portfolios and a higher relative proportion of equities.

EQUITY PORTFOLIO

The equity portfolio’s underperformance compared to the S&P 500 occurred entirely in the second half of the year. Key detractors from relative performance are listed below.

•

Relative returns from the equity portfolio’s Information Technology holdings hindered performance. Specifically, the portfolio’s Information Technology holdings were up 4%, compared to 17% for the S&P 500 sector. Motorola (down 21%) was particularly weak.

•	Weak relative returns in the Health Care sector (the Fund’s holdings were flat while the S&P 500’s holdings were up 7%), constrained performance.

•	Individual detractors included: Comcast (down 35%), Capital One Financial (down 38%), Wachovia (down 30%) and Citigroup (down 45%).

Key contributors to relative performance are listed below.

•	A significantly lower weighting in the Financials sector compared to the S&P 500 was beneficial, due to very weak returns in the sector.

•

Significant individual contributors included: Energy holdings Chevron (up 31%), Occidental Petroleum (up 60%) and Schlumberger (up 57%), as well as Hewlett-Packard (up 23%), Sony (up 27%), McDonald’s (up 36%) and Union Pacific (up 38%).

FIXED INCOME PORTFOLIO

As in the fourth quarter, fixed income portfolio performance was hindered by a relatively high proportion of corporate securities, weak performance from several of the corporate holdings and a shorter-than-benchmark duration position.

INVESTMENT STRATEGY

While widely reported credit market difficulties may put a damper on the economy in the near term, we remain optimistic about long-term global economic growth. As we discussed in the Fund’s Third Quarter Report, periods of heightened market volatility often provide long-term investment opportunity. During such periods, we are guided by our investment compass: investing with a long-term time horizon, using our strict valuation discipline and focusing intensely on individual company analysis. This fundamental approach has served Fund shareholders well over many market cycles. As always, we continue to encourage you to have a long-term investment perspective.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2008

[1]

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index, which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

[2]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

12/07 BF FS

DODGE & COX FUNDS

FUND INFORMATION  |   ACCOUNT ACCESS  |   PERFORMANCE & PRICES  |   FORMS & LITERATURE  |

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DODGE & COX STOCK FUND

•	Fact Sheet and Commentary dated December 31, 2007

•	Portfolio Holdings dated December 31, 2007

•	Third Quarter Report dated September 30, 2007

•	Semi-Annual Report dated June 30, 2007

•	First Quarter Report dated March 31, 2007

•	Annual Report dated December 31, 2006

DODGE & COX INTERNATIONAL STOCK FUND

•	Fact Sheet and Commentary dated December 31, 2007

•	Portfolio Holdings dated December 31, 2007

•	Third Quarter Report dated September 30, 2007

•	Semi-Annual Report dated June 30, 2007

•	First Quarter Report dated March 31, 2007

•	Annual Report dated December 31, 2006

DODGE & COX BALANCED FUND

•	Fact Sheet and Commentary dated December 31, 2007

•	Portfolio Holdings dated December 31, 2007

•	Third Quarter Report dated September 30, 2007

•	Semi-Annual Report dated June 30, 2007

•	First Quarter Report dated March 31, 2007

•	Annual Report dated December 31, 2006

DODGE & COX INCOME FUND

•	Fact Sheet and Commentary dated December 31, 2007

•	Portfolio Holdings dated December 31, 2007

•	Third Quarter Report dated September 30, 2007

•	Semi-Annual Report dated June 30, 2007

•	First Quarter Report dated March 31, 2007

•	Annual Report dated December 31, 2006

DODGE & COX FUNDS

•	Dodge & Cox Proxy Voting Policy dated February 5, 2007

Funds’ Proxy Report (N-PX) dated June 30, 2007

? Dodge & Cox Investment Managers Brochure

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